SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company (Issuer))
FLH ACQUISITION CORP.
a wholly-owned subsidiary of
FRIENDLY LRL HOLDINGS, LLC
an indirect subsidiary of
LRL INVESTMENTS LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Sergey Mitirev
Dmitry Timoshin
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089
(212) 768-6700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,393,358	$1,082

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value, of Startech Environmental Corporation (“Shares”) at a purchase price of $0.65 cash per Share, without interest, and assumes the purchase of all 23,741,470 Shares issued and outstanding as of July 15, 2009, and all options and warrants outstanding as of such date with respect to an aggregate of 6,094,466 Shares. The number of outstanding Shares, options, and warrants is based on information contained in Amendment No. 1 to Startech’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on July 17, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,082	Filing Party:	FLH Acquisition Corp.,
Friendly LRL Holdings, LLC and
LRL Investments Ltd.
Form or Registration No.: Schedule TO	Date Filed:	July 6, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed on July 6, 2009 (the “Schedule TO”) by LRL Investments Ltd. (“LRL”), Friendly LRL Holdings, LLC, an indirect subsidiary of LRL (“Parent” or “FLH”), and FLH Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), for $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which were filed as exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.
     The information set forth in the Offer to Purchase is incorporated by reference into all the items of this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Item 1 through 9 and 11.
Items 1 through 9 and 11 of Schedule TO are hereby amended and supplemented as follows:
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:
     On July 20, 2009, Parent issued a press release announcing that the Offer has been amended to reflect the waiver of the Second-Step Merger Condition to the Offer and that the Regulatory Condition to the Offer had been satisfied. Accordingly, subject to satisfaction or waiver of the other conditions to the Offer, including the Minimum Condition, Purchaser announced that it intends to accept for payment Shares tendered pursuant to the Offer at the scheduled expiration of the Offer, 12:00 midnight, New York City time on July 31, 2009, and to commence payment for such Shares promptly thereafter.
     Accordingly, immediately following all references in the Offer to Purchase to (i) the Second-Step Merger Condition, the following shall be inserted “(which condition was waived on July 20, 2009)” and (ii) the Regulatory Condition, the following shall be inserted “(which condition was satisfied on July 20, 2009)”.
     The fourth paragraph under the caption “Introduction” in the Offer to Purchase is hereby deleted and replaced with the following:
     “According to Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on July 17, 2009 (as

hereinafter amended from time to time, the “Schedule 14D-9”), there were outstanding 23,741,470 Shares as of July 15, 2009 and an aggregate of 6,094,466 Shares issuable upon the exercise of outstanding options, warrants and rights as of July 15, 2009. Based on the foregoing and assuming that no Shares were subsequently issued by the Company, the Minimum Condition will be satisfied if at least 14,917,969 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer.”
     The section captioned “Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended to insert the following at the end of such section:
     “On July 7, 2009, the Company issued a press release advising its shareholders not to take any action with respect to the Offer pending review by the Company Board of our tender offer materials.
     On July 9, 2009, Sonnenschein, on behalf of the Parent, indicated to Kramer Levin by telephone that the Offer Price was firm and that if the Board believed that a higher price was justified, Parent would be willing to review materials supporting such position. In addition, Sonnenschein stated that Parent desired to have a direct discussion with the Company Board with a view toward entering into a negotiated transaction with the Company.
     On July 17, 2009, the Company filed a Schedule 14D-9 announcing that the Company Board had unanimously determined at a meeting held on July 16, 2009 that the Offer was inadequate and not in the best interests of Startech or its shareholders at this time and recommending that Startech shareholders reject the Offer and not tender their shares pursuant to the Offer at this time.
     On July 20, 2009, Parent issued a press release announcing that the Offer has been amended to reflect the waiver of the Second-Step Merger Condition to the Offer and that the Regulatory Condition to the Offer had been satisfied. Accordingly, subject to satisfaction or waiver of the other conditions to the Offer, including the Minimum Condition, Purchaser announced that it intends to accept for payment Shares tendered pursuant to the Offer at the scheduled expiration of the Offer, 12:00 midnight, New York City time on July 31, 2009, and to commence payment for such Shares promptly thereafter.”
     Item 7 of the Schedule TO is hereby amended and supplemented to add the following:
     The second paragraph of Section 10 “Source and Amount of Funds” is hereby amended by adding the following sentence at the end thereof:
“Parent has made arrangements to promptly deposit funds sufficient to purchase all outstanding Shares at the tender offer price with the Depositary for the Offer, Continental Stock Transfer & Trust Company, New York, New York.”
Item 12. Exhibits.
     Item 12 of Schedule TO is hereby amended and supplemented as follows:
     Exhibit (a)(5)(D) Press Release issued by Parent, dated July 20, 2009

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2009	FLH ACQUISITION CORP.
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Director

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Director

FRIENDLY LRL HOLDINGS, LLC
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Authorized Representative

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Authorized Representative

LRL INVESTMENTS LTD.
	By:	/s/ Sergey S. Mitirev
		Name:	Sergey S. Mitirev
		Title:	Director

	By:	/s/ Dmitry A. Timoshin
		Name:	Dmitry A. Timoshin
		Title:	Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(a)(1)(A)	Offer to Purchase, dated July 6, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.*

(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.*

(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).*

(a)(5)(D)	Press Release issued by Parent, dated July 20, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed